UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Saks Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79377W108

(CUSIP Number)

Stefán H. Hilmarsson

Baugur Group hf

Túngata 6

101 Reykjavik

Iceland

+354 530 7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Daniel Cunningham, Esq.

Eric Shube, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 610-6300

October 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79377W108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Baugur Group hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

12,210,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

12,210,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 79377W108

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jón Ásgeir Jóhannesson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

12,210,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

12,210,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 (Amendment No. 1) amends and supplements the statement on Schedule 13D originally filed by Baugur Group hf. (Baugur) and Mr. Jón Ásgeir Jóhannesson with the Securities and Exchange Commission on July 23, 2007 (Schedule 13D) with respect to the common stock, par value $0.10 per share (Common Stock), of Saks Incorporated, a Tennessee corporation (Issuer). Except as set forth below, all Items of the Schedule 13D remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The source of funds used in making the purchases were the Forward Contracts with Landsbanki Islands hf (Landsbanki) described in Item 5. Since the original filing of the Schedule 13D, the parties have entered into one additional Forward Contract and have consolidated and/or rolled over the previously disclosed Forward Contracts into new Forward Contracts as described in Item 5. In connection with the consolidation and/or rolling-over of the original Forward Contracts, Baugur paid Landsbanki an aggregate amount of $34,926,877 and Baugur will pay additional consideration of $228,813,666 to purchase the shares if the Forward Contracts are settled at maturity. The source of funds for any such settlement payment will be general corporate funds and/or borrowings at the time of settlement.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Baugur purchased the shares as part of its global investment portfolio and believes them to represent a sound acquisition. After purchasing the shares and becoming more familiar with the Issuer, including through meetings with members of the Issuer’s management, Baugur determined that it would like to explore the possibility of making a proposal for the acquisition of the Issuer. In furtherance of the foregoing, Baugur has had exploratory discussions with Milestone Resources Group Limited (Landmark), which is currently a shareholder of the Issuer and principally owned by Micky Jagtiani, the principal owner of the Landmark Group, to explore the possibility of making a joint proposal with Landmark and/or one or more affiliates of Landmark for the acquisition of the Issuer.

Baugur expects to seek to engage in discussions with the Issuer’s management and members of the Issuer’s Board of Directors with respect to a possible acquisition of the Issuer. In addition, Baugur has consulted with financial and legal advisers and expects to hold discussions with Landmark and other third parties with respect to the financing of a possible acquisition. In connection with these efforts, Baugur or its affiliates may seek to enter into agreements, arrangements or understandings with other shareholders of the Issuer, including Landmark, with regard to such shareholders’ shares or other matters that relate, directly or indirectly, to Baugur’s current intent to explore a possible proposal for the acquisition of the Issuer. In addition, Baugur may seek to engage in discussions with management of the Issuer concerning the business and/or operations of the Issuer and/or concerning potential investments by Baugur in securities of the Issuer and/or its subsidiaries. Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Baugur or its affiliates may also submit to the Issuer one or more indications of interest, orally or in writing, with respect to a possible transaction.

Although Baugur is currently actively exploring its options with respect to the Issuer, there can be no assurances that Baugur will seek to implement any one or more of the foregoing actions and Baugur expressly reserves the right to change its intentions with regard to the Issuer.

Depending on prevailing market, economic and other conditions, Baugur may from time to time acquire additional securities of the Issuer, convert or exchange securities that it holds, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. Baugur intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Baugur, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Other than as set forth above, none of Mr. Jón Ásgeir Jóhannesson, Baugur nor, to the best of its knowledge, any of Baugur’s executive officers or directors listed in Schedule A have any present plans or proposals that relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As of October 29, 2007, Baugur has the right to acquire 12,210,000 shares, or approximately 8.5%, of the Issuer’s Common Stock. This percentage of shares is calculated based on 143,411,860 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ending August 4, 2007, which was filed with the SEC on September 7, 2007 and which represents the most recent available public filing containing such information.

Baugur’s beneficial ownership arises through a series of Icelandic forward contracts (each a Forward Contract) that it has entered into with Landsbanki. Pursuant to each Forward Contract, Baugur has, on the contract maturity date, the right to require Landsbanki to sell to it the number of shares of Common Stock of the Issuer to which the Forward Contract relates for a price specified in such Forward Contract (Forward Price), as detailed below. Since the original filing of the Schedule 13D, the parties have entered into one additional Forward Contract with regard to an additional 710,000 shares of Common Stock of the Issuer. In addition, the parties have consolidated and/or rolled over the previously disclosed Forward Contracts into new Forward Contracts as described in more detail under Item 5(c) below. Baugur may decide to further consolidate and/or roll over the current Forward Contracts in the future.

Baugur and Mr. Jón Ásgeir Jóhannesson may be deemed to have shared power to vote and shared power to dispose or direct disposition of the shares described below, although they will not have the actual power to vote any shares prior to the actual acquisition of those shares under the terms of the applicable Forward Contract.

As described under Item 4, Baugur has had exploratory discussions with Landmark, which is also currently a shareholder of the Issuer, with regard to the possibility of making a joint proposal for the acquisition of the Issuer. Baugur expects to hold additional discussions with Landmark and those additional discussions in the future may result in Baugur, Mr. Jón Ásgeir Jóhannesson and Landmark being deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and Rule 13d-5(b)(1) promulgated thereunder.

Baugur has been informed that Landmark beneficially owns 1,658,700 shares or approximately 1.2 % of the Issuer’s Common Stock. Accordingly, in the aggregate, Baugur, Mr. Jón Ásgeir Jóhannesson and Landmark beneficially own approximately 9.7% of the Issuer’s Common Stock.

Baugur and Mr. Jón Ásgeir Jóhannesson hereby disclaim beneficial ownership of any shares of the Issuer’s Common Stock that may be, or are, beneficially owned by Landmark and/or any affiliates of Landmark.

(c) The following chart sets forth the details of the new Forward Contracts with regard to the Issuer’s Common Stock that Baugur has entered into during the past sixty days:

Party	Date of Purchase of Forward Contract	Number of Shares Purchased	Forward Price per share ($)	Spot Price per share ($)	Where and How Effected
Baugur	September 18, 2007	3,550,000	16.0164	15.750	Privately entered forward contract

Baugur	October 1, 2007	3,400,000	17.0312	16.8000	Privately entered forward contract

Baugur	October 2, 2007	710,000	18.3491	18.0350	Privately entered forward contract

Baugur	October 23, 2007	1,325,000	22.6227	22.2363	Privately entered forward contract

Baugur	October 23, 2007	1,000,000	22.4366	22.0534	Privately entered forward contract

Baugur	October 23, 2007	1,000,000	22.0536	21.6769	Privately entered forward contract

Baugur	October 23, 2007	275,000	21.7094	21.3386	Privately entered forward contract

Baugur	October 23, 2007	350,000	21.4138	21.0481	Privately entered forward contract

Baugur	October 23, 2007	600,000	21.8187	21.4460	Privately entered forward contract

(d) Landsbanki retains the right to all dividends attaching to the shares of Common Stock to which each Forward Contract relates. However, to the extent that any dividends are paid to Landsbanki in respect of such shares, the Forward Price payable by Baugur under the relevant Forward Contract is reduced by an amount equal to the dividend paid. Other than as previously discussed with regards to the Forward Contracts, to Baugur’s knowledge, no additional person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer which are deemed to be beneficially owned by Baugur.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the Forward Contracts described above and attached as exhibits to this Schedule 13D, to the knowledge of Baugur, its officers and directors and Mr. Jón Ásgeir Jóhannesson, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 of the original Schedule 13D is hereby amended by adding to the end of Item 7 the following:

20. Forward Contract entered into between Baugur and Landsbanki, dated September 18, 2007 (English language translation);

21. Forward Contract entered into between Baugur and Landsbanki, dated October 1, 2007 (English language translation);

22. Forward Contract entered into between Baugur and Landsbanki, dated October 2, 2007 (English language translation);

23. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

24. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

25. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

26. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

27. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

28. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of October 29, 2007 that the information set forth in this statement is true, complete and correct.

Baugur Group hf.

By:	/s/ Stefán Hilmar Hilmarsson
Name:	Stefán Hilmar Hilmarsson
Title:	Chief Financial Officer and Deputy Chief Executive Officer

Mr. Jón Ásgeir Jóhannesson

/s/ Jón Ásgeir Jóhannesson

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BAUGUR GROUP HF

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Baugur Group hf are set forth below.

Baugur Group HF
Name	Principal Occupation	Business Address	Citizenship
Jón Ásgeir Jóhannesson	Executive Chairman	Túngata 6 101 Reykjavik Iceland	Icelandic

Hreinn Loftsson	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Kristín Jóhannesdóttir	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Jóhannes Jónsson	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Donald McCarthy	Company Director	Túngata 6 101 Reykjavik Iceland	British

Ingibjörg Stefania Pálmadóttir	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Hans Kristian Hustad	Company Director	Túngata 6 101 Reykjavik Iceland	Norwegian

Einar Þór Sverrisson	Alternate Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Stefán Hilmar Hilmarsson	Deputy Chief Executive Officer	Túngata 6 101 Reykjavik Iceland	Icelandic

Guðrún Sylvia Pétursdóttir	Alternate Director	Túngata 6 101 Reykjavik Iceland	Icelandic

Gunnar Sigurðsson	Chief Executive Officer	Túngata 6 101 Reykjavik Iceland	Icelandic

INDEX OF EXHIBITS

20. Forward Contract entered into between Baugur and Landsbanki, dated September 18, 2007 (English language translation);

21. Forward Contract entered into between Baugur and Landsbanki, dated October 1, 2007 (English language translation);

22. Forward Contract entered into between Baugur and Landsbanki, dated October 2, 2007 (English language translation);

23. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

24. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

25. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

26. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

27. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation);

28. Forward Contract entered into between Baugur and Landsbanki, dated October 23, 2007 (English language translation).